UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated August 31, 2011, which contains the Company's notice of its 2011 Annual General Meeting to be held September 23, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: September 9, 2011

	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

Published: 10:52 CEST 31-08-2011 /Thomson Reuters /Source: Frontline Ltd. /XOSL: FRO /ISIN: BMG3682E1277

FRO - Notice of Annual General Meeting 2011

Frontline Ltd. (the "Company") announces that its 2011 Annual General Meeting will be held on September 23, 2011. A copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F for 2010 can be found on our website at http://www.frontline.bm and attached to this press release.

August 31, 2011
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

FRO - Notice of Annual General Meeting: http://hugin.info/182/R/1542734/472319.pdf
FRO - 2010 Annual Report on Form 20-F: http://hugin.info/182/R/1542734/472321.pdf